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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Form 10-C

                Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System
                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                         Nobel Education Dynamics, Inc.
                 (Exact name of issuer as specified in charter)

              1400 N. Providence Road, Suite 3055, Media, PA 19063
                    (Address of principal executive offices)

Issuer's telephone number, including area code (610) 891-8200

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:  common stock

2.   Number of shares outstanding before the change:  4,697,390 shares

3.   Number of shares outstanding after the change: 5,697,390 shares

4.   Effective date of change:  March 5, 1996

5.   Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock
split, reverse split, acquisition of stock for treasury, etc.):   new issuance.

Give brief description of transaction:

     On March 5, 1996, 1,000,000 shares of common stock were issued for cash consideration in a private placement transaction.

                         II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change:  N/A

2.   Name after change:  N/A

3.   Effective date of charter amendment changing name:  N/A

4.   Date of shareholder approval of change, if required:  N/A


Date: March 14, 1996                 /s/ Yvonne DeAngelo
                                     ------------------------------
                                     Yvonne DeAngelo
                                     Vice President - Finance and Administration
                                     (Officer's signature & title)